DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/12/2010

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
1,547,944

8. SHARED VOTING POWER
20,870

9. SOLE DISPOSITIVE POWER
1,568,814
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,568,814

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
13.46%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #4 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION

On February 12, 2010 Mr. Goldstein received a letter via email from Adam M. Fox, a lawyer from Dechert LLP on behalf of the issuer in which he advised Mr. Goldstein that the issuer's Board of Directors had received a letter from an attorney purporting to represent a stockholder alleging "violations of Section 16(b) by Bulldog Investors general Partnership." Mr. Fox's letter stated that he intended to respond to the attorney and that "We expect and appreciate your full cooperation in this matter." On February 16, 2010 Mr. Goldstein sent the following email to Mr. Fox.

Dear Mr. Fox:

We don't know what you think about the class of lawyers whose modus operandi is to threaten a lawsuit based on section 16(b) against a large shareholder of a public company who has done nothing to harm the company -- but we don't think much of them. Given that, why would we want to cooperate with such a lawyer?

If you wish, you can forward the letter you received to me. Beyond that, I suggest that you tell the shareholder's lawyer that if he has a bone to pick with us he can take it up directly with us.


Phillip Goldstein
Bulldog Investors
914-747-5262



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,568,814 shares of MSY or 13.46% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) Since the last filing on 1/27/10 the following shares of MSY were sold:

Trade Date	        Quantity	Price
02/18/2010		29,279		5.5965

Since the last filing on 1/27/10 the following shares of MSY were bought:

Trade Date	        Quantity	Price
02/05/2010		11,100		5.3622


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/19/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP